UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **August 31, 2004**

Tradequest International, Inc.
(Exact name of registrant as specified in its charter)

Mississippi	**000-03296**	**64-0440887**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

8880 Rio San Diego Drive, 8ᵗʰ Floor, San Diego, CA   **92108**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code **(619) 209-6070**

7668 Hilden Court, Sandy, Utah 84093
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4© under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 - Registrant's Business and Operations

Item 1.01   **Entry into a Material Definitive Agreement.**

On August 31, 2004, we entered into a Stock Purchase Agreement ("Agreement") with Loyola Holdings, Inc., a Nevada corporation, Margot Hutchinson, an individual, and Randall K. Read, an individual and our former controlling stockholder. Pursuant to the terms of the Agreement, we issued an aggregate of 40,278,490 shares of our common stock to Loyola Holdings, Inc. and Margot Hutchinson for a purchase price of U.S. $0.002731 per share, or an aggregate of $110,000.00. We issued 20,139,245 shares to Loyola Holdings, Inc. and 20,139,245 shares to Margot Hutchinson.

As of the date of the Agreement, we were authorized to issue 50,000,000 shares of Common Stock of which, 5,414,954 shares were issued and outstanding. The 40,278,490 shares constitute approximately eight percent (80%) of the issued and outstanding shares of our common stock. .Accordingly, with the closing of the Agreement, a change in control of our company has occurred.

Pursuant to the Agreement, we also entered into a Release and Indemnity Agreement with Randall K. Read whereby Mr. Read agreed to release and indemnify us against all claims Mr. Read may have against us. Mr. Read further agreed to indemnify us and hold us and the purchasers harmless in respect of any and all claims, demands, actions, causes of action, damages, losses, costs, liabilities or expenses that existed, or is based on any action or inaction that occurred, prior to August 31, 2004. In consideration for Mr. Read's release and indemnification, we agreed to (1) pay Mr. Read cash in the amount of $102,500.00, (2) assign to Mr. Read all right, title, and interest and royalty income relating to our Text Retrieval System, and (3) issue 4,305,566 shares of our common stock to Mr. Read.

Also pursuant to the Agreement, Ash Mascarenhas was appointed as a director and Randall K. Read, Karleen Reed, and Ashley R. Jorgensen resigned as directors. None of the director resignations were because of any disagreements with us on matters relating to our operations, policies or practices. In addition, Randall K. Read resigned from his position as an officer and Ash Mascarenhas was appointed as our President, Chief Financial Officer and Secretary. Mr. Mascarenhas is the controlling shareholder of Loyola Holdings, Inc.

Item 1.02   **Termination of a Material Definitive Agreement.**

Not applicable.

Item 1.03   **Bankruptcy or Receivership.**

Not applicable.

Section 2 - Financial Information

Item 2.01   **Completion of Acquisition or Disposition of Assets.**

Pursuant to the Release and Indemnity Agreement, we assigned to Mr. Read all right, title, and interest in and to royalty income from Text Retrieval Systems, Inc., pursuant to the sale of our former subsidiary in February, 1998. The royalty payment is on each subscription of Text Retrieval Systems, Inc.'s HR Comply product and will continue until such time as a total royalty of $1,500,000 has been paid.

Item 2.02   **Results of Operations and Financial Condition.**

Not applicable.

Item 2.03   **Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet**
Arrangement of a Registrant.

Not applicable

Item 2.04   **Triggering Events That Accelerate or Increase a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangen**

Not applicable.

Item 2.05   **Costs Associated with Exit or Disposal Activities.**

Not applicable.

Item 2.06   **Material Impairments.**

Not applicable.

Section 3 - Securities and Trading Markets

Item 3.01   **Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard: Transfer of Listing.**

Not applicable.

Item 3.02   **Unregistered Sales of Equity Securities.**

On August 31, 2004, we issued an aggregate of 40,278,490 shares of our common stock to Loyola Holdings, Inc. and Margot Hutchinson for a purchase price of U.S. $0.002731 per share, or an aggregate of $110,000.00. We issued 20,139,245 shares to Loyola Holdings, Inc. and 20,139,245 shares to Margot Hutchinson. This issuance was exempt pursuant to Section 4(2) of the Securities Act of 1933, as amended.

On August 31, 2004, we issued issue 4,305,566 shares of our common stock to Randall K. Read as partial consideration for Mr. Read's agreement to release and indemnify us under a Release and Indemnity Agreement. This issuance was exempt pursuant to Section 4(2) of the Securities Act of 1933, as amended.

Item 3.03   **Material Modification to Rights of Security Holders.**

Not applicable.

Section 4 - Matters Related to Accountants and Financial Statements

Item 4.01   **Changes in Registrant's Certifying Accountant.**

Not applicable.

Item 4.02   **Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.**

Not applicable.

Section 5 - Corporate Governance and Management

Item 5.01   **Changes in Control of Registrant.**

See Item 1.01 above.

Item 5.02   **Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.**

See Item 1.01 above.

Item 5.03   **Amendments to Articles of Incorporation or Bylaws: Change in Fiscal Year.**

Not applicable.

Item 5.04   **Temporary Suspension of Trading Under Registrant's Employee Benefit Plans.**

Not applicable.

Item 5.05   **Amendments to the Registrant's Code of Ethics, or Waiver of a Provision of the Code of Ethics.**

Not applicable.

Section 6 - [Reserved]

Not applicable

Section 7 - Regulation FD

Item 7.01   **Regulation FD Disclosure.**

Not applicable

Section 8 - Other Events

Item 8.01   **Other Events.**

Not applicable.

Section 9 - Financial Statements and Exhibits

Item 9.01   **Financial Statements and Exhibits.**

    (a)   <u>Financial Statements of Businesses Acquired.</u>

        Not applicable.

    (b)   <u>Pro Forma Financial Information.</u>

        Not applicable.

    (c)   <u>Exhibits.</u>

    2.1   Stock Purchase Agreement by and between Loyola Holdings, Inc., Margot Hutchinson, Tradequest International, Inc., and Randy Read, dated as of August 31, 2004.

    10.1   Release and Indemnity Agreement by and between Tradequest International, Inc. and Randall K. Read, dated as of August 31, 2004.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

        TRADEQUEST INTERNATIONAL, INC.
        Registrant

Date: September 7, 2004   By: /s/ Ash Mascarenhas

        Ash Mascarenhas
        Title: President